October 30, 2012
Via EDGAR
Mr. Rufus Decker
Accounting Branch Chief
U.S. Securities & Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:     Airgas, Inc.
Form 10-K for the Year Ended March 31, 2012
Filed May 29, 2012
Response dated October 10, 2012
File No. 1-9344

Dear Mr. Decker:
We acknowledge receipt of your comment letter dated October 17, 2012 with respect to the above referenced filings (the “Comment Letter”).
Pursuant to a telephone call with you on October 26, 2012, Airgas, Inc. (the “Company”) respectfully requests an extension of time to respond to the Comment Letter. With the Company's September 30, 2012 Form 10-Q filing deadline of November 9, 2012, the travel schedules of several of our key executives, our Board of Directors meetings on November 19 and 20, 2012 and the upcoming Thanksgiving holiday, we request the extension in order to permit sufficient time for an internal review of our responses at the appropriate levels of the Company. We hereby submit such request in writing and confirm that the Company will respond to the majority of the comments of the Staff set forth in the Comment Letter on or before November 21, 2012, with the remaining response(s) to follow on or before December 7, 2012. Our understanding with you is that the extension has been approved subject to the submission of the request in writing.
We sincerely appreciate the Staff's courtesy in extending our response due date. If you have any questions or comments regarding the foregoing, please feel free to contact me at (610) 902-6031.
Very truly yours,
Airgas, Inc.
By: /s/ Robert M. McLaughlin
Robert M. McLaughlin
Senior Vice President and Chief Financial Officer